Exhibit 99.1

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 20, 2015 by and between Park City Capital Offshore Master, Ltd., a Cayman Islands exempted company (“Purchaser”), and David A. Tenwick, an individual (“Seller”). Purchaser and Seller are sometimes referred to herein collectively as the “Parties.”

WHEREAS, as the date hereof, Seller holds an Amended and Restated Warrant to purchase 109,472 shares of common stock, no par value (“Common Stock”), of Adcare Health Systems, Inc., a Georgia corporation (the “Company”), at an exercise price of $1.93 per share, originally issued November 30, 2009, replacement warrant issued May 15, 2014, which is Warrant No. 1B (Reissued) (the “1B Warrant”);

WHEREAS, Purchaser desires to purchase the 1B Warrant from Seller pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, the Parties hereby agree as follows:

1.  Sale. Seller hereby sells, assigns, transfers, conveys and delivers to Purchaser, and Purchaser hereby purchases from Seller, the 1B Warrant, free and clear of all liens, mortgages, pledges, security interests, claims, encumbrances, restrictions, charges and third party rights of any kind.

2.  Purchase Price. Purchaser shall pay to Seller in cash $2.57 per share for each share of Common Stock purchasable under the 1B Warrant, or an aggregate of $281,343.04. The aggregate purchase price payable under this Agreement for the 1B Warrant is $281,343.04.

3.  Closing. Promptly after the execution of this Agreement, Seller shall execute and deliver to the Company a Notice of Assignment under the 1B Warrant and effectuating the transfer set forth in Section 1. Promptly after the Company has prepared a new Warrant certificate or certificates in the name of Purchaser representing all of the shares of Common Stock purchasable under the 1B Warrant (the “New Warrant Certificates”) and provided notice to Purchaser that the transfer under Section 1 will be honored by the Company and that the New Warrant Certificates are being held in escrow by the Company subject only to Seller’s confirmation of receipt of the purchase price hereunder, Purchaser shall pay the aggregate purchase price by wire transfer to the account designated by Seller. Immediately after Seller has received the purchase price, Seller shall instruct the Company to release the New Warrant Certificates to Purchaser. Seller shall not be relieved of his obligations hereunder until the New Warrant Certificates have been received by Purchaser.

4.  Warranties of Seller. Seller hereby represents and warrants to Purchaser that:

a.   Authority. Seller has all requisite power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform his obligations pursuant to this Agreement and the documents executed in connection herewith.

b.   Ownership of Warrant. Seller is the owner of all right, title and interest (legal and beneficial) in and to the 1B Warrant and has good, valid and marketable title to the 1B Warrant, in each case free and clear of all liens, mortgages, pledges, security interests, claims, encumbrances, restrictions, charges and third party rights of any kind, whether voluntary or involuntary. Seller has the right to transfer the 1B Warrant as provided under Section 1.

c.   Terms of Warrant. As of the date hereof, the 1B Warrant is fully vested and exercisable for the purchase of 109,472 shares of Common Stock of the Company at a purchase price of $1.93 per share. There have been no amendments to the 1B Warrant other than those reflected in the May 15, 2014 reissuance.

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5.  Warranties of Purchaser. Purchaser hereby represents and warrants to Seller that:

a. Authority. Purchaser has all requisite power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations pursuant to this Agreement and the documents executed in connection herewith.

6.  Transfer Effectiveness. The transfer of the 1B Warrant shall be effective as of the date of this Agreement. Seller disclaims any rights under the 1B Warrant transferred hereunder accruing as of or after the date hereof.

7.  Entire Agreement; Amendment and Termination. This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof. All prior agreements among the Parties concerning the subject matter hereof, whether written or oral, are merged herein and shall be of no force or effect. This Agreement cannot be altered, modified or discharged orally but only by an agreement in writing among the Parties.

8.  Benefit. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their legal representatives, successors and assigns.

9.  Further Assurances. The Parties hereby agree to execute and deliver such further documents and instruments and do such further acts as may be required to carry out the intent and purposes of this Agreement.

10. Governing Law. This Agreement shall be construed in accordance with the laws of the State of Georgia, notwithstanding any conflict of law provision to the contrary.

11.  Counterparts; Electronic Execution. This Agreement may be executed in two counterparts, each of which shall be deemed an original and each of which shall, taken together, be considered one and the same agreement. Executions that are faxed or received via electronic mail shall be deemed originals.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date set forth above.

SELLER:	PURCHASER:

Park City Capital Offshore Master, Ltd.

/s/ David A. Tenwick	By:	/s/ Michael Fox
David A. Tenwick	Name:	Michael Fox
	Title:	Director

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